February 14, 2019

Asaf Berenstin
Chief Financial Officer
Magic Software Enterprises Ltd.
5 HaPlada Street
Or-Yehuda, Israel 6021805

       Re: Magic Software Enterprises Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 30, 2018
           Form 6-K
           Filed September 21, 2018
           File No. 000-19415

Dear Mr. Berenstin:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services